[Naturade Letterhead]
VIA EDGAR AND FACSIMILE
January 6, 2006
Jeffrey P. Riedler, Esq.
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549
Facsimile Number: (202) 772-9217

Re:	Naturade, Inc. Registration Statement on Form SB-2 (File No. 333-127937)
Ladies and Gentlemen :
     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Naturade, Inc. hereby applies for an order granting the immediate withdrawal of the above-referenced registration statement. The registration statement has not been declared effective and no shares have been sold pursuant to the offering contemplated thereby. The registration statement is being withdrawn in response to comments received on the registration statement from the staff of the Securities and Exchange Commission.
     Please do not hesitate to call Peter M. Menard of Sheppard Mullin Richter & Hampton LLP, our legal counsel, at (213) 617-5483 if you have any questions or would like additional information regarding this matter.

Sincerely,
/s/ Stephen M. Kasprisin
Stephen M. Kasprisin
Chief Financial Officer